EXHIBIT 99.1

Re:   Update regarding Offers

Ramat Gan, Israel – May 8, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company's previous reports regarding the offer of Searchlight Capital Partners, L.P. (“SCP”) for an investment in and gaining control of the Company’s subsidiary, B Communications Ltd. (“BCOM”), the Company reports that following advanced negotiations among the Company, SCP and BCOM (as well as with the debenture holders of the Company and BCOM), the deadline for approval of the transaction (as set by SCP) has been extended by a week (i.e., until May 17, 2019).

The structure of the deal has not yet been finalized and the parties need more time to negotiate in order to represent an agreed solution.

The Company is also looking into a solution where it will inject at least 250 million NIS into BCOM against debentures to be repaid in 2024. This possible solution corresponds with SCP’s offer to purchase the Company’s shares in BCOM, as outlined in the Company’s report from April 13, 2019.

The Company will continue to report on any significant developments and as details of the transaction are finalized.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.